NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 1

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as of March 31, 1995, and the results of operations for the three months ended March 31, 1995 and 1994, and the cash flows for the three months ended March 31, 1995 and 1994. As discussed in Notes 2, 3, and 4, the Company emerged from its bankruptcy proceedings on April 14, 1994, with an effective date for accounting purposes of March 31, 1994. Accordingly, operating results for the three months ended March 31, 1994 are those of the predecessor company. The financial statements contained herein should be read in conjunction with the financial statements and related notes in the Company's annual report on Form 10-K for the year ended December 31, 1994. The Company's operations are seasonal and, consequently, interim results are not necessarily indicative of the results to be expected for a full year. In addition, having operated for over three years in bankruptcy, results of operations prior to emergence from bankruptcy are not indicative of results of operations outside of bankruptcy proceedings. Also affecting comparability are differences in the operating units of the successor company and the predecessor company.


Note 2 - Reorganization

In order to achieve a long-term solution to its financial, litigation and business problems, on December 10, 1990, Lone Star Industries, Inc. together with certain of its subsidiaries (including two subsidiaries filing on December 21, 1990), filed voluntary petitions for reorganization under Chapter 11 in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"), and operated their respective businesses as debtors-in-possession until April 14, 1994. On February 17, 1994, with the approval of all voting classes of creditors and equity holders, the Bankruptcy Court confirmed the Debtors Modified Amended Consolidated Plan of Reorganization dated November 4, 1993 (as further modified on February 17, 1994) (the "plan"). On April 14, 1994, (the "effective date") the plan became effective, and distributions to creditors and shareholders commenced. In accordance with the plan, certain core cement, ready-mixed concrete and construction aggregates operations constitute the reorganized Lone Star. Other non-core assets of the Company and their associated liabilities including the Nazareth, Pennsylvania cement plant, the Santa Cruz, California cement plant and the Company's interests in the RMC LONESTAR, Hawaiian Cement and Lone Star Falcon joint ventures, certain surplus real estate and certain litigations were transferred to Rosebud Holdings, Inc., a wholly-owned liquidating subsidiary and its subsidiaries (collectively "Rosebud") for disposition and distribution of the proceeds of such dispositions, for the benefit of unsecured creditors (See Note 5).


Note 3 - Basis of Presentation

As of the effective date of the plan, the sum of allowed claims plus post-petition liabilities of the Company exceeded the value of its pre-confirmation assets. In addition, the Company experienced a change in control as pre-reorganization equity holders received less than 50% of the reorganized Lone Star common stock issued pursuant to the plan. Therefore, in accordance with AICPA Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP No. 90-7"), the Company adopted "fresh-start" reporting which assumes that a new reporting entity was created and required assets and liabilities be adjusted to their fair values as of the effective date.

Although the plan became effective on April 14, 1994, for accounting purposes the effective date of the plan is considered to be March 31, 1994, and accordingly, the Company has adopted fresh-start reporting as of March 31, 1994. Adjustments were recorded as of March 31, 1994 to reflect the effects of the consummation of the plan and to reflect the implementation of fresh-start reporting. The reorganization value of the Company was determined using several factors and by reliance on various valuation methods, including discounted cash flows, price/earnings ratios and other applicable ratios. Reorganization value generally approximates fair value of the entity before considering liabilities and approximates the amount a buyer would pay for the assets of the entity after the reorganization. Based on information from parties in interest and from Lone Star's financial advisors, the total reorganization value of the Company was $579,411,000. The reorganization value was then allocated to the Company's assets and liabilities in conformity with the Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB No. 16"), as specified by SOP No. 90-7. Income related to the settlement of liabilities subject to the Company's Chapter 11 proceedings is included in the accompanying consolidated statement of operations as an extraordinary gain on discharge of prepetition liabilities. The gains or losses related to the adjustments of assets and liabilities to fair value are included in reorganization items in the accompanying consolidated statement of operations (See Note
8).

The Company's emergence from its Chapter 11 proceedings resulted in a new reporting entity with no retained earnings or accumulated deficit as of March 31, 1994. Accordingly, the Company's consolidated financial statements for periods prior to March 31, 1994 are not comparable to consolidated financial statements presented on or subsequent to March 31, 1994. A black line has been drawn on the accompanying consolidated financial statements to distinguish between the pre-reorganization and post-reorganization company.


Note 4  -  Pro Forma Information

The following pro forma condensed financial information of the Company and its subsidiaries illustrates the estimated financial effects of the implementation of the plan (which resulted in the end of the Company's 1989 Restructuring Program) and its adoption of fresh-start reporting. Pro forma statement of operations data for the three months ended March 31, 1994 have been presented as if the Company had emerged from its Chapter 11 bankruptcy proceedings and adopted fresh-start reporting prior to January 1, 1994. The pro forma data is unaudited.





                            	Lone Star Industries, Inc.
	         Pro Forma Statement of Operations (Unaudited)
	        For the Three Months Ended March 31, 1994
	        (In millions except per share amounts)


                                                 Effect of Plan of
                                                   Reorganization
                                                  and Fresh Start    ProForma
                                     Historical      Reporting        Results
Revenues:
Net sales............................ $  33.7        $  11.6        $   45.3
Joint venture income.................     0.4           (0.3)            0.1
Other income.........................     2.7           (1.5)            1.2
                                         36.8            9.8            46.6

Deductions from revenues:
Cost of sales........................    29.7           17.7            47.4
Recovery of litigation settlement....    (6.5)            -             (6.5)
Selling, general and administrative..     9.9           (1.6)            8.3
Depreciation and depletion...........     6.7           (0.6)            6.1
Interest expense.....................     0.2            2.0             2.2
                                         40.0           17.5            57.5

Loss before reorganization items.....    (3.2)          (7.7)          (10.9)
Reorganization items:
Adjustments to fair value............  (133.9)         133.9              -
Other................................   (13.4)          13.4              -
Total reorganization items...........  (147.3)         147.3              -

Loss before income taxes and
 extraordinary item..................  (150.5)         139.6           (10.9)

Credit (provision) for income taxes..    (0.2)           4.0             3.8

Loss before extraordinary item......   (150.7)         143.6            (7.1)

Extraordinary item: gain on discharge
 of prepetition liabilities.........    127.5         (127.5)             -
Loss before provision for preferred
 dividends..........................  $ (23.2)       $  16.1        $   (7.1)

Primary and fully diluted loss
 per common share...................                                $  (0.59)
_____________________________________________________________________________




The above pro forma condensed financial information includes estimated adjustments for the following items:

As a result of the implementation of the plan and adoption of fresh-start reporting the Company's 1989 Restructuring Program ended effective March 31, 1994. Operating results of the cement plants at Pryor, Oklahoma and Maryneal, Texas, which were formerly included in assets held for sale are included in the pro forma consolidated operating results for the three months ended March 31, 1994.

The operating results of the assets which were transferred to Rosebud for distribution for the benefit of unsecured creditors, have been eliminated from the pro forma statement of operations.

Cost of sales has been adjusted to reflect the write-up of inventory in accordance with fresh-start reporting.

In connection with the adjustment of the March 31, 1994 property, plant and equipment balances to reflect the values of the assets under fresh-start reporting, the pro forma consolidated operating results for the three months ended March 31, 1994 have been adjusted to include the estimated change in depreciation expense related to the new values.

Interest expense related to long-term debt, including the senior unsecured notes of the reorganized company has been included in the pro forma statement of operations.

Due to the elimination of common and preferred shareholders' equity of the predecessor company, and its replacement with common equity of the successor company, the provision for preferred dividends has been eliminated from the pro forma statement of operations.

All Chapter 11 reorganization items included in the statement of operations for the three months ended March 31, 1994 have been eliminated from the pro forma statement of operations.

The extraordinary gain on discharge of prepetition liabilities has been eliminated.

The pro forma statement of operations has been adjusted, in accordance with the requirements of fresh-start reporting, to reflect the reduction in expenses resulting from bankruptcy-related settlements, including settlements reached with the Pension Benefit Guaranty Corporation and retirees.

Cost of sales for the three months ended March 31, 1994 has been adjusted to reflect the Company's change in its method of accounting for inventory for interim reporting purposes and the expensing of deferred costs in accordance with the adoption of fresh-start reporting. In addition, cost of sales has been adjusted to reflect costs related to its construction aggregates barges which were deferred during the first quarter of 1994 and subsequently written-off in accordance with fresh-start reporting. Similar costs will be incurred and expensed in future years.


Note 5 - Rosebud Holdings, Inc. Liquidating Subsidiary

As part of the plan, the Company transferred on April 14, 1994 certain non-core assets and their related liabilities to Rosebud. The assets transferred consisted of the Company's interests in the RMC LONESTAR, Lone Star-Falcon and Hawaiian Cement partnerships, cement plants located in Santa Cruz, California, and Nazareth, Pennsylvania, certain promissory notes executed by RMC LONESTAR, certain surplus real estate, the Company's interest in any recovery resulting from the litigation against Northeast Cement Company and its affiliates, Lafarge Corporation, and Lafarge Canada, Inc., certain other miscellaneous assets including a note receivable and certain litigation and insurance claims, and a $5,000,000 cash investment by the Company to be used for working capital purposes. The Company is under no obligation to fund additional Rosebud working capital requirements.

Lone Star's investment in Rosebud is included in the Company's March 31, 1995 consolidated balance sheet at the estimated net realizable value of $64,000,000. Generally, net realizable value is the amount which is reasonably expected to be received upon a sale to a willing buyer, less costs to sell. Estimated net realizable value is a good faith estimate determined based on the underlying characteristics of each asset. In addition, a discount factor of 14%, related to the time value of money and risk associated with collection, has been applied to these assets to arrive at their estimated net realizable value.

Net realizable value, determined as described above, may differ from the eventual realizable value of the asset. In addition, it is difficult to estimate the time required to complete this process. Moreover, Rosebud's ability to sell the assets may be affected by events and results of operations at the various entities transferred to Rosebud and its ability to conclude the litigations may be affected by events outside of its control.

The decrease of $23,000,000 from the December 31, 1994 balance of $87,000,000 is primarily due to asset sales and the subsequent distribution of the net proceeds to asset proceeds note holders, partially offset by the greater value of the remaining assets reflecting the shorter time period used in determining the present value. In addition, the decrease was also partly offset by the inclusion of a receivable for the settlement agreement reached with the remaining insurance companies related to indemnity in the railroad crosstie litigation cases and a receivable reflecting agreements in principle with two Argentine companies to settle the litigation related to the 1992 auction sale of the Company's Argentine subsidiary. Prior to reaching the agreements the potential recoveries from the insurance companies and Argentine companies were not included in the valuation of the net assets of Rosebud. The Rosebud investment amount does not include any amount for potential recovery from the litigation involving Northeast Cement Company and its affiliates, Lafarge Corporation, and Lafarge Canada, Inc.

At the effective date of the plan, Rosebud issued secured asset proceeds notes in the aggregate principal amount of $138,118,000. The asset proceeds notes are secured by liens and security interests, as the case may be, on substantially all of the Rosebud assets. The asset proceeds notes bear interest at a rate of 10% per annum payable in cash and/or additional asset proceeds notes, payable in semi-annual installments.

The asset proceeds notes are to be repaid as Rosebud's assets are disposed of and proceeds, if any, are received in connection with the litigation transferred to Rosebud. All net cash proceeds less a $5,000,000 cash reserve plus up to an additional $5,000,000 for estimated Rosebud working capital needs, are to be deposited in a cash collateral account for distribution to the note holders. The asset proceeds notes mature on July 31, 1997.

The asset proceeds notes, including accrued interest thereon, are recorded on the accompanying consolidated balance sheets at an amount equal to the estimated value of the assets to be utilized to liquidate these obligations.

In August 1994, Rosebud redeemed a portion of asset proceeds notes by paying principal and interest on the redeemed notes in the amount of $31,719,000 and $159,000, respectively. An additional redemption of principal and accrued interest thereon, of $30,000,000 and $183,000, respectively, was made on February 22, 1995. The July 1994 and the January 1995 interest payments of $5,755,000 and $5,320,000, respectively, were made in cash.

These notes are guaranteed, in part, by Lone Star. In the event that, at the maturity date, the aggregate amount of all cash payments of principal and interest on the asset proceeds notes is less than $88,118,000, the guarantee is payable in either cash, five-year notes or a combination thereof, at the option of Lone Star, to cover the shortfall between the actual payments and $88,118,000 dollar for dollar plus interest; provided, however, that the amount paid pursuant to the guarantee cannot exceed $28,000,000. If amounts become due and payable under the Company guarantee, such obligation and the notes which may be issued thereunder will rank pari passu with the senior notes. The Company guarantee is secured by a pledge of the Company's right, title and interest in and to all of the issued and outstanding common stock of Rosebud. To the extent that amounts received upon disposition of the Rosebud assets and the Company guarantee are not sufficient to pay the principal and interest of the asset proceeds notes, such notes will not be paid. In addition, the assumption by Rosebud of Lone Star's liabilities which arose from actions or circumstances that existed on or before April 14, 1994, may not be binding on third parties, to the extent that those liabilities result in payments to Lone Star aggregating in excess of $7,000,000.

As of March 31, 1995, total principal and interest payments of $73,136,000 had been made on the asset proceeds notes, reducing the maximum amount payable under the company's guarantee, to $14,982,000 plus interest. The remaining face value of the asset proceeds notes as of March 31, 1995 was $76,399,000. In March and May 1995, combined net proceeds from asset sales of $19,637,000 were transferred to the collateral agent for the partial redemption of asset proceeds notes. These transfers to the collateral agent effectively fulfill the Company's remaining obligation related to the guarantee agreement. The notes will be redeemed in late June or early July 1995 and the principal amount of the notes redeemed will include the net proceeds from the settlement of the litigation referred to below.

During 1994, Rosebud sold the Santa Cruz, California cement plant, the Nazareth, Pennsylvania cement plant, and surplus property in Virginia, Massachusetts and Louisiana for proceeds of $33,063,000, $22,134,000, and $695,000, respectively. In settlement of a judgment on the promissory note transferred to Rosebud, Rosebud received a $300,000 payment, two parcels of property which had secured the promissory note transferred to Rosebud, and a new promissory note.

During 1994, Rosebud also reached final agreements with substantially all the insurance carriers involved in litigation, related to indemnity in the railroad crosstie litigation cases, and received $5,300,000. In April 1995, a settlement was reached with the remaining insurance companies. A payment of $4,200,000 was subsequently received with the net proceeds of such payment expected to be used to redeem asset proceeds notes. In addition, in May 1995 agreements in principle were reached with two Argentine companies to settle the litigation related to the 1992 auction sale of the Company's Argentine subsidiary. Payments totaling $2,500,000 are expected to be received soon.

In November 1994, the jury in the retrial of the railroad crosstie litigation returned a verdict entitling the Company to a recovery from Lafarge on its claim of breach of express warranty and awarded the Company $8,391,483, which award could have been subject to adjustment as a result of the application of prejudgment interest and a statute of limitation claims. In December 1994, the court entered a partial judgment in favor of the Company in the amount of $9,308,058, which amount included prejudgment interest but was not reduced by the statute of limitations claim. A hearing was held on March 3, 1995 to consider Lone Star's pending claim under a Massachusetts statute governing unfair trade practices. On April 3, 1995, the pending claim under the Massachusetts statute governing unfair trade practices was denied; the judgment in favor of Lone Star of $9,308,058 was upheld; and motions filed by both sides for a new trial were denied. In May 1995, the Company filed a notice of appeal of the results of the jury trial and the judgment under the Massachusetts statute. In the meantime, the judgment in favor of Lone Star is accruing post-judgment interest at the rate of 7.2% per annum. The right to any recovery of damages in this action has been assigned to Rosebud (See
Note 13).

In January 1995, Rosebud received $9,000,000 as a return of capital from the Lone Star-Falcon partnership upon completion of the sale of the partnership's cement terminals in Texas, which funds were transferred to the collateral agent and were used to redeem a portion of the asset proceeds notes.

In January 1995, Rosebud sold surplus property in Florida for net cash proceeds of $1,354,000, of which $712,000 has been set aside to cover environmental expenses related to the property sold. In March 1995, Rosebud received net proceeds of $3,727,000 from the sale of surplus property in Texas. Net proceeds of $2,161,000 were transferred to the collateral agent in March 1995 to be used for the redemption of asset proceeds notes.

On May 1, 1995, Rosebud sold the stock of Lone Star California, Inc. (which company was transferred to Rosebud) and the promissory notes executed by RMC LONESTAR in favor of Lone Star California, Inc. for cash proceeds of $18,826,000. Net proceeds of $17,476,000 were transferred to the collateral agent to be used for the redemption of asset proceeds notes.


Note 6 - Common Stock Dividend

In April 1995, the Company's revolving credit agreement was amended. The amendment, among other changes, revised the limitation on paying dividends. On April 18, 1995, the Board of Directors declared a $0.05 dividend per common share, payable on June 15, 1995 to shareholders of record as of June 1, 1995.


Note 7 - Common Stock Repurchase

On April 18, 1995, the Board of Directors approved a plan to repurchase common stock, from shareholders who own less than 100 shares or allow shareholders to increase their shares owned up to 100 shares. No brokerage commissions will be incurred by shareholders related to these transactions. The plan is not yet effective.


Note 8 - Reorganization Items

The effects of transactions occurring as a result of the Chapter 11 filings have been segregated from ordinary operations in the accompanying consolidated statement of operations. Such items for the three months ended March 31, 1994 include the following (in thousands):

                                                               For the Three
                                                                Months Ended
                                                               March 31,1994

Professional fees and administrative expenses.................     $ (15,431)
Interest income...............................................         2,035
                                                                     (13,396)
Gain (loss) on sale of assets.................................          -
Adjustments to fair value.....................................      (133,917)
                                                                   $(147,313)


Note 9 - Supplemental Disclosures of Cash Flow Information

Cash equivalents include the Company's marketable securities which are comprised of short-term, highly liquid investments with original maturities of three months or less. Interest paid during the three months ended March 31, 1995 and 1994 was $4,328,000 and $20,000, respectively. Income taxes paid during the three months ended March 31, 1995 and 1994 were $21,000 and $756,000, respectively.


Note 10 - Interest

Interest expense of $2,362,000 and $271,000 has been accrued for the three months ended March 31, 1995 and 1994, respectively. Interest capitalized during the three months ended March 31, 1995 and 1994 was $21,000, and $38,000, respectively.

While operating under the protection of Chapter 11, the filed companies stopped accruing interest on all of their unsecured debt as of the petition date. The amount not accrued for the three months ended March 31, 1994 was $7,398,000.


Note 11 - Earnings Per Share

Due to the Company having outstanding common stock equivalents in excess of 20% of the number of shares of outstanding common stock, primary and fully diluted earnings per share of the successor company are calculated using the modified treasury stock method in accordance with Accounting Principles Board
Opinion No. 15, "Earnings per Share".   However, as this method produces
anti-dilutive results, reported primary and fully diluted earnings per share for the three months ended March 31, 1995 are calculated based on adjusted weighted average shares outstanding of 12,067,108 and a net loss of $5,082,000.


Note 12 - Environmental Matters

The Company is subject to extensive federal, state and local laws, regulations and ordinances pertaining to the quality and the protection of the environment. Such environmental regulations not only affect the Company's operating facilities but may also apply to past activities and closed or formerly owned or operated properties or facilities.

Changes to such regulations or the enactment of new regulations in the future could require the Company to undertake capital improvement projects or to cease or curtail certain current operations or could otherwise increase the capital, operating and other costs of compliance with environmental requirements.

On January 31, 1995, the United States Environmental Protection Agency ("EPA") issued a regulatory determination regarding the need for regulatory controls on the management, handling and disposal of cement kiln dust ("CKD"), a by-product of cement manufacturing. Generally, the regulatory determination provides that the EPA intends to draft and promulgate regulations imposing controls on the management, handling and disposal of CKD that will be based largely on selected components of the existing Resource Conservation and Recovery Act ("RCRA") hazardous waste regulatory program, tailored to address the specific regulatory concerns posed by CKD.
 The EPA regulatory determination further provides that the CKD regulations it will be promulgating will be designed to be protective of the environment while at the same time to minimize the burden on the regulated community. It is not possible to predict at this time what EPA's CKD regulations will provide regarding the imposition of regulatory controls on the management, handling and disposal of CKD, and what, if any, increased costs (or range of costs) will be incurred by the Company to comply with the new regulatory requirements. Until the new EPA CKD regulations are finally promulgated (which may take substantial time), CKD will remain exempt from regulation as a hazardous waste pursuant to the Bevill Amendment to RCRA.

The Company's cement manufacturing facilities which use hazardous waste fuels ("HWF") as a cost saving energy source are subject to strict RCRA, state and local requirements governing hazardous waste treatment, storage and disposal facilities, including those contained in the federal Boiler and Industrial Furnace Regulations (the "BIF Rules"). The two cement manufacturing facilities which burn HWF (Cape Girardeau, Missouri and Greencastle, Indiana plants) qualified for and are currently operating under interim status pursuant to RCRA and the BIF Rules. While Lone Star believes that it is currently in compliance with the extensive and complex technical requirements of the BIF Rules, there can be no assurances that Lone Star will be able to maintain compliance with the BIF Rules or that changes to such rules or their interpretation by the relevant agencies or courts might not make it more difficult or cost prohibitive to maintain compliance or continue to burn HWF. As a result of a court decision vacating a BIF Rules air emission standard, the Greencastle cement plant has substantially curtailed its use of hazardous waste fuels pending capital upgrades to the plant or the promulgation by EPA of a modified or new standard. Capital upgrades are in progress. The Company expects that the Greencastle plant will begin limited HWF operations in June 1995 and will recertify under interim status in August 1995.

In addition, the Company is currently engaged in the process of securing the permit required under RCRA and the BIF Rules for the Cape Girardeau plant. The Company anticipates that the Greencastle plant will also go through this permitting process in the near future. These permits are a requirement to enable the Company to continue the use of HWF at those facilities. The permitting process is lengthy and complex, involving the submission of extensive technical data. There can be no assurances that the Company will be successful in securing a final RCRA permit for either or both of its HWF facilities, or, if able to secure such permits, that the permits will contain terms and conditions with which the Company will be able to comply or which will not require costly upgrades to the facilities to enable the Company to achieve such compliance.

Lone Star has been given official notice by the EPA that it intends to pursue a civil penalty action for alleged regulatory violations at the Cape Girardeau facility with respect to the installation of a secondary crusher and the replacement of screens in 1986 and 1987. The EPA indicated that a monetary settlement of approximately $190,000 would be expected but attempts to resolve the issue without litigation have been so far unsuccessful.

Past operations of the Company or its predecessors have resulted in releases of hazardous substances at sites currently or formerly owned by the Company or where waste materials generated by the Company have been disposed. The Company has been identified as one of the parties that may be held responsible by federal or state governmental authorities pursuant to The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA") or similar state laws for the costs of investigation and remediation of contamination at such sites. Where appropriate, the Company has availed itself of certain settlement opportunities to resolve its liabilities for sites where waste materials generated by the Company or its predecessors were allegedly disposed. In connection with the reorganization, the Company was able to resolve its liability for six such sites located in Utah. For the remaining thirteen sites requiring investigation or remediation pursuant to CERCLA where the Company has been identified or has received information that it may be identified as a potentially responsible party, available factual information indicates that the Company's contributions of waste to the site, if any, were small, and the Company may have certain defenses arising out of the reorganization. None of these sites are owned or leased by the Company or its subsidiaries.

In the early 1970's, the Company acquired subsidiaries that conducted woodtreating or wood-dipping operations at two sites in Florida.
Contamination from chemicals used in the woodtreating operations at these sites have been the subject of various proceedings by federal, state and local environmental entities.

In 1992 EPA approved a clean up of soils and water at the Dania, Florida site completed by a subsidiary of the Company, pursuant to a Administrative Order on Consent. The subsidiary has entered into a Bankruptcy Court approved stipulation with the State of Florida Department of Environmental Protection ("FDEP") committing to undertake a groundwater monitoring program and, if necessary, groundwater treatment. The subsidiary is currently negotiating a consent order with FDEP setting forth the monitoring and possible remediation efforts in detail. The EPA has made a demand for the payment for oversight and past response costs relating to the site in the net amount of $746,409. This site has been transferred to Rosebud pursuant to the plan and Rosebud has entered into a contract for its sale, subject to due diligence, in the first half of 1995. Rosebud plans to fund the clean-up from the proceeds of the sale.

Pursuant to a Florida state court-ordered stipulation, a subsidiary of the Company completed the clean-up of soils at the site in Dade County, Florida in 1993. In connection with the Chapter 11 proceedings, the subsidiary resolved its liability to state and local governmental entities by agreeing to undertake further groundwater investigation of the site and, if necessary, soil remediation, groundwater treatment and ground water monitoring programs all within a specified monetary limit of $2,000,000.

At the time of its 1994 sale of its interest in the Santa Cruz cement plant, Rosebud committed to regulatory authorities to undertake the closure of a former waste landfill area at the plant site. The closure is expected to be completed in 1995 at an anticipated cost of approximately $1,500,000. Postclosure monitoring of the site will be the responsibility of the plant owner.

The Company believes that it has adequately provided for estimated remediation and other costs at these and other known sites.


Note 13 - Litigation

In 1989 and 1990 railroads purchasing concrete crossties manufactured by a Lone Star subsidiary brought actions against Lone Star and its subsidiary seeking damages of over $200,000,000 based on alleged defects in the crossties. Lone Star settled these actions in 1992 by entering into agreements providing for the railroads to receive in the aggregate claims in its bankruptcy proceedings of $57,200,000; for one railroad to receive a cash payment of $5,000,000; and for the payment of $4,384,000 to another railroad.

In 1989 Lone Star and its subsidiary sued Northeast Cement Co. and its affiliates, Lafarge Corporation and Lafarge Canada, Inc. ("Lafarge"), alleging breach of warranties in connection with the purchase from Northeast Cement Co. by Lone Star's subsidiary of the cement used to manufacture substantially all of the crossties involved in the above proceedings claiming a fraudulent sale of defective cement and seeking compensatory damages growing out of the various crosstie actions. The suit was tried before a jury in the Maryland Federal District Court in late 1992. The jury limited Lone Star's recovery to $1,213,000 for direct loss profits due to limitations on the awarding of damages in the trial judge's instructions to the jury. Both sides appealed this verdict and in 1994 the Fourth Circuit Court of Appeals vacated the judgment of the District Court and remanded the case for a new trial on all issues relating to both liability and damages and permitted Lone Star to amend its complaint to add a claim of violation of a Massachusetts statute governing unfair trade practices.

On November 30, 1994, the jury in the retrial of the case returned a verdict entitling Lone Star to a recovery from Lafarge only on its claim of breach of express warranty and the court entered a partial judgment in favor of Lone Star. Subsequently, the judgment was increased to $9,308,058 to include interest. A hearing was held on March 3, 1995 to consider Lone Star's pending claim under the Massachusetts statute governing unfair trade practices. On April 3, 1995 this claim was subsequently denied by the trial judge; the judgment in favor of Lone Star was upheld; and motions by both sides for a new trial were denied. Lone Star has filed a notice of appeal of the result of the jury trial in Massachusetts and the related judgment. The judgment in favor of Lone Star is accruing post judgment interest at the rate of 7.2% per annum. The rights to the recovery of damages in this action have been assigned to Rosebud pursuant to the plan of reorganization.
In 1989 Lone Star began an action in the Superior Court of the State of Delaware against the insurance companies which insured it during the 1983 to 1989 period, seeking a declaratory judgment as to their duty under the applicable policies to indemnify Lone Star for all damages incurred by it in the various crosstie proceedings and as to the duty of the primary insurance carrier to pay the costs of defending those proceedings. All of these companies, except three related companies, settled the claims against them prior to 1995. A definitive agreement has been reached for a settlement for $4,200,000 with these three companies. The rights to this settlement and to certain of the prior settlements were assigned to Rosebud pursuant to the plan of reorganization.

The Company, along with numerous other parties, has been named a defendant in a series of toxic tort lawsuits filed in a Texas state court commencing in March, 1994 in which multiple plaintiffs claim to have suffered injury from the proximity of deposits of toxic wastes or substances at a site located near Galveston, Texas. The toxic wastes or substances are alleged to have been deposited at the site starting in the 1940's. The Company intends to contest these lawsuits vigorously. Lone Star's insurance carrier has agreed to provide a defense to these actions subject to reservation of its rights. The Company has not recorded any provision related to these lawsuits.


Note 14 - Annual Meeting of Stockholders

The Company's annual meeting of stockholders was held on May 11, 1995, at which time, among other items, the stockholders voted on and approved, the amendment of the Company's Restated Certificate of Incorporation to increase the authorized number of shares of common stock from 25,000,000 to 50,000,000, and the reelection to the Board of Directors, of two directors whose terms were expiring, James E. Bacon and William M. Troutman, with terms expiring in 1998.


















ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF
		FINANCIAL CONDITION AND RESULTS OF OPERATIONS



As of March 31, 1994, in accordance with AICPA Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" the Company adopted fresh-start reporting which included adjustments for bankruptcy-related cash transactions through the effective date, which for accounting purposes was March 31, 1994, to properly reflect the reorganization. As a result of the Company's plan of reorganization becoming effective, the Company's financial statements for the three-month period ended March 31, 1995 are not comparable to statements for the same prior-year period (See Note 3).


Financial Condition

In accordance with the plan of reorganization which became effective on April 14, 1994, the Company issued senior notes in the aggregate principal amount of $78.0 million, 12 million shares of common stock and 4.0 million warrants to purchase common stock. The senior notes bear interest at a rate of 10% per annum, payable semi-annually, and mature on July 31, 2003. The warrants are exercisable through December 31, 2000 and each warrant provides for the purchase of one share of common stock at a price of $18.75 per share. Both preferred stock issues and the predecessor company's common stock were canceled on the plan effective date.

In addition, as discussed in Note 5, the asset proceeds notes issued by Rosebud, the Company's liquidating corporation, bear interest at a rate of 10% per annum payable in cash and/or in additional asset proceeds notes in semi-annual installments. The indenture governing the asset proceeds notes provides that interest and principal on the asset proceeds notes are to be repaid as the Rosebud assets are disposed of and proceeds, if any, are received in connection with the litigations transferred to Rosebud. The asset proceeds notes are secured by liens and security interests, as the case may be, on substantially all of the Rosebud assets pursuant to a security, pledge and collateral agency agreement. All net proceeds less a $5.0 million cash reserve, plus up to an additional $5.0 million for estimated Rosebud working capital needs, are to be deposited in a cash collateral account for distribution to the noteholders.

The asset proceeds notes mature on July 31, 1997. These notes are guaranteed, in part, by the Company pursuant to the Company guarantee. If, at the maturity date, the aggregate amount of all cash payments of principal and interest on the asset proceeds notes is less than $88.1 million, the Company guarantee is payable either in cash, five-year notes or a combination thereof (at the option of the Company) to cover the shortfall between the actual payments and $88.1 million, plus interest; provided, however, that the total amount paid pursuant to the Company guarantee cannot exceed $28.0 million. If the Company elects to pay the Company guarantee in five-year notes, such notes will rank pari passu with the senior notes and will also be secured by a pledge of the stock of Rosebud owned by the Company.

The asset proceeds notes including the interest thereon are recorded on the Company's balance sheet at March 31, 1995 at an amount equal to the estimated value of assets to be utilized to liquidate these obligations. To the extent that amounts received upon disposition of the Rosebud assets and the Company guarantee are not sufficient to pay the principal and interest of the asset proceeds notes, such notes will not be paid. As of March 31, 1995 the total interest and principal payments of approximately $73.1 million were paid on the asset proceeds notes, reducing the maximum amount payable under the Company guarantee to $15.0 million. In March and May 1995, combined net proceeds from asset sales of $19.6 million were transferred to the collateral agent for redemption of asset proceeds notes. These transfers to the collateral agent effectively fulfill any remaining obligation related to the guarantee agreement. The remaining face value of the asset proceeds notes as of March 31, 1995 was $76.4 million. Other than an initial $5.0 million cash contribution by the Company for working capital purposes, the Company is not obligated to fund additional Rosebud working capital requirements.

Following the reorganization, the Company entered into a three-year $35.0 million revolving credit agreement which is collateralized by inventory, receivables, collection proceeds and certain intangible assets. The agreement was subsequently amended in April 1995. The amendment reduced the rates of interest under the agreement and increased the amounts allowed for capital expenditures and other certain payments. Advances under the credit agreement now bear interest at a rate, at the Company's option, of either prime plus 1.0% or LIBOR plus 2.75%. A fee of 0.5% per annum is charged on the unused portion of the credit line. Although the Company from time to time has used the letter of credit facility provided by the credit agreement, it has not drawn any funds under the credit agreement for working capital purposes. Accordingly, there was no outstanding balance at March 31, 1995.

The Company's financing agreements contain restrictive covenants which, among other things, limit the payment of dividends, and prohibit or limit the Company's ability to incur additional indebtedness, repay certain indebtedness prior to its stated maturity, create liens, apply proceeds from asset sales, engage in mergers and acquisitions or make certain capital expenditures.

Cash outflows from operating activities of $10.2 million for the first three months of 1995 primarily reflects the funding of operating requirements.

During the first quarter of 1995, the Company used $6.0 million for investing activities primarily representing capital expenditures partly offset by $0.8 million from asset sales.

Net cash outflows from financing activities of $0.4 million reflects a scheduled $1.5 million payment on the production payment partly offset by proceeds from the exercise of stock options.

Working capital on March 31, 1995 was $60.4 million, compared to $71.4 million at December 31, 1994. Current assets decreased $13.5 million principally due to a lower marketable securities balance and lower accounts receivable due to the seasonal decreases. This decrease was partly offset by higher inventory also due to the seasonal nature of the Company's business. Current liabilities decreased $2.4 million primarily due to lower accounts payable and accrued expenses.

Investments in joint ventures increased $0.7 million due to results from Kosmos Cement Company, a partnership in which the Company has a 25% interest. Net property, plant and equipment increased $0.5 million reflecting capital expenditures partly offset by depreciation. A disbursement of $1.5 million was made for the production payment and the pension liability decreased by $1.1 million, primarily reflecting payments made during the three-month period ended March 31, 1995 in excess of current expenses.

The carrying value on the Company's books of net assets of Rosebud and the related Asset Proceeds Notes decreased $23.0 million primarily due to a $30.0 million redemption of the outstanding notes in late February 1995 partly offset by an increase in asset valuation reflecting the shorter time period used in determining the present value. In addition, the decrease was also partly offset by the inclusion of a receivable for the settlement agreement reached with the remaining insurance companies related to indemnity in the railroad crosstie litigation cases and a receivable reflecting agreements in principle with two Argentine companies to settle the litigation related to the 1992 auction sale of the Company's Argentine subsidiary. The settlement with the insurance companies and the Argentine companies will contribute about $4.2 million and $2.5 million of net proceeds to Rosebud, respectively. Prior to reaching the agreements the potential recoveries from the insurance companies and Argentine companies were not included in the valuation of the net assets of Rosebud. The Rosebud investment amount does not include any amount for potential recovery from the litigation involving Northeast Cement Company and its affiliates, Lafarge Corporation, and Lafarge Canada, Inc.

In January 1995, Rosebud received $9.0 million as a return of capital from the Lone Star-Falcon partnership upon completion of the sale of the partnership's cement terminals in Texas, which funds, in addition to other funds on hand generated from asset sales, operations and cash accumulated for working capital purposes, were also transferred to the collateral agent to redeem a portion of the asset proceeds notes.

In January 1995, Rosebud sold surplus property in Florida for net cash proceeds of $1.4 million, of which $0.7 million has been set aside to cover environmental expenses related to the property sold. In March 1995, Rosebud received net proceeds of $3.7 million from the sale of surplus property in Texas. Net proceeds of $2.2 million were transferred to the collateral agent to be used for the redemption of asset proceeds notes.

In May 1995, an affiliate of Rosebud's partner in the RMC LONESTAR partnership exercised its option to acquire the stock of the Rosebud subsidiary which owns the Rosebud 50% interest. Total net proceeds of $17.5 million were transferred to the collateral agent to be used for the redemption of asset proceeds notes.

The Company is subject to extensive federal, state and local laws, regulations and ordinances pertaining to the quality and protection of the environment and human health and safety. Such environmental regulations not only affect the Company's operating facilities but also apply to past activities and closed or formerly owned or operated facilities or properties. While it is not possible at this time to assess accurately the expected impact of future changes in existing regulations or the enactment of new regulations on the Company, the capital, operating and other costs of compliance with such environmental requirements could be substantial.

The Company believes that it has adequately provided for costs related to its ongoing obligations with respect to the known environmental liabilities resolved in connection with the bankruptcy proceedings and other known unresolved environmental liabilities. Expenditures for environmental liabilities during the three months ended March 31, 1995 did not have a material effect on the financial condition of the Company (See Note 12).

Cement kiln dust, a by-product of cement manufacturing, is currently exempted from environmental regulation by the Bevill Amendment to the Federal Resource Conservation and Recovery Act ("RCRA"). The EPA has recently completed the Congressionally-mandated study of the potential hazards posed by cement kiln dust, and on January 31, 1995 issued a regulatory determination regarding the need for regulatory controls on the management, handling and disposal of cement kiln dust. Generally the EPA regulatory determination provided that EPA intends to draft and promulgate regulations imposing controls on the management, handling and disposal of cement kiln dust that will be based largely on selected components of the existing RCRA hazardous waste regulatory program, tailored to address the specific regulatory concerns posed by cement kiln dust. The EPA regulatory determination further provided that the regulations it will be promulgating will be designed to be protective of the environment while at the same time to minimize the burden on the regulated community. It is not possible to predict at this time what EPA's regulations will provide regarding the imposition of regulatory controls on the management, handling and disposal of cement kiln dust, and what, if any, increased costs will be incurred by the Company to comply with such new regulatory requirements. Until the new regulations are finally promulgated (which likely will take substantial time), cement kiln dust will remain exempt from regulation as a hazardous waste pursuant to the Bevill Amendment (See Note 12).

A series of toxic tort lawsuits filed against numerous parties, including the Company, currently are not expected to have a material adverse effect on the Company's financial condition or operating results (See Note 13).

In April 1995, the Company's Board of Directors declared a $0.05 per share dividend payable on June 15, 1995 to shareholders of record as of June 1, 1995 and announced their intention to continue, so long as merited, this dividend on a quarterly basis. The dividend represents the first cash dividend paid since 1989.

In addition the Company's Board of Directors announced that due to the large number of shareholders who own less than 100 shares as a result of Lone Star's reorganization in Bankruptcy, the Company will institute a stock repurchase program for holders of less than 100 shares or allow shareholders to increase their shares owned up to 100 shares. No brokerage commissions will be incurred by shareholders related to these transactions. The plan is not yet effective.


Results of Operations

On April 14, 1994 the plan of reorganization became effective. Upon the plan of reorganization becoming effective, the Company issued new common stock, warrants, senior notes and asset proceeds notes, transferred certain assets to Rosebud and for accounting purposes adopted fresh-start reporting as of March 31, 1994. As a result, the Company's financial statements for the three months ended March 31, 1995 are not comparable to statements for the same prior year period. Affecting comparability are differences in the operating units of the successor company and the predecessor company. The successor company's operations include the Pryor, Oklahoma and Maryneal, Texas cement plants which were previously classified as assets held for sale and were excluded from the predecessor company's results. The successor company's operations exclude the Nazareth, Pennsylvania and Santa Cruz, California cement plants and the Hawaiian Cement and RMC LONESTAR partnerships. These operations, along with certain other assets, were transferred to Rosebud and have been either sold or are presently being marketed for sale.

To facilitate a meaningful comparison of the Company's operating performance, as historical results are non-comparable, the following discussion and analysis compares the historical results of the three-month period ended March 31, 1995 with the pro forma results for the comparable 1994 period (See Note 4). The Company believes that this comparison is useful in understanding its operating performance for the current period.


Net Sales

Consolidated net sales for the three months ended March 31, 1995 were $52.7 million. Cement operations recorded sales of $40.9 million for the three-month period ended March 31, 1995. Cement sales for the current three-month period from comparable operations were $4.6 million higher than the prior year comparable period reflecting a 15% increase in average net realized selling prices due to price increases implemented during the last three quarters of 1994. Sales volume from comparable operations approximated that of last year.

Sales of construction aggregates were $5.7 million for the three-month period ending March 31, 1995. Sales of construction aggregates increased $2.8 million from the comparable prior year three-month period primarily due to increased shipments. The increase in shipments resulted from unusually mild weather in the Northeast in 1995 in contrast to the severe and prolonged winter weather conditions which existed during 1994.

Ready-mixed concrete and other operations recorded sales of $6.1 million for the three-month period ended March 31, 1995 which approximated the comparable prior year pro forma results as higher average selling prices for ready-mixed concrete were offset by lower shipments.

Gross profits from the cement operations were $4.7 million for the three months ended March 31, 1995 as compared to a pro forma loss of $1.7 million for the comparable prior year period primarily reflecting a 15% increase in overall average net realized selling prices in 1995. Construction aggregates operations recorded a loss at the gross profit level of $4.5 million for the first three months of 1995 as compared to a pro forma loss of $5.8 million for the comparable prior year period, primarily reflecting increased shipments due to unusually mild winter conditions in 1995. Gross profits from the ready-mixed concrete and other construction products of $0.2 million for the first three months of 1995 were $0.1 million higher than the comparable prior year period's pro forma results due primarily to higher average selling prices.

Included in the calculation of gross profit are sales less cost of sales including depreciation related to cost of sales (which excludes depreciation related to facilities leased to third parties and depreciation on office equipment, furniture and fixtures which are not related to the cost of sales).

The Company recorded a net loss of $5.1 million or $0.42 loss per share, for the three-month period ended March 31, 1995. The loss reflects the seasonal nature of the construction industry and the expenses incurred at the production facilities for annual winter maintenance programs. These results represent a 28% improvement over the comparable prior year period pro forma net loss of $7.1 million, or $0.59 loss per share, primarily reflecting the impact of cement price increases during the last three quarters of 1994, the increased construction aggregates shipments resulting from the mild winter conditions in the Northeast during 1995, and reduced selling, general and administrative expenses. The first quarter 1994 pro forma results include a one-time recovery of a litigation settlement of $6.5 million. This recovery reduced the pro forma after-tax loss by $4.2 million, or $0.35 per share. Net income for the first three months of 1995 reflects joint venture income of $0.7 million, which represents the Company's share of earnings from Kosmos Cement Company, a partnership in which the Company has a 25% interest. The reduced selling, general and administrative expense primarily reflects lower employee-related expenses achieved by reductions in personnel through attrition, combined with a corporate downsizing on June 30, 1994 which eliminated approximately 35% of the salaried positions at the corporate office.



















PART II.  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

		See Note 13 of Notes to Financial Statements regarding litigation involving the Company and certain of its subsidiaries.

		See Note 12 of Notes to Financial Statements regarding environmental proceedings involving the Company and certain of its subsidiaries.

		See also Management's Discussion and Analysis of
Financial Condition and Results of Operations - Financial
Condition.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

	(a)	Index of Exhibits

	     4C(i)	First Amendment dated as of March 24, 1995 to
Financing Agreement dated as of April 13, 1994 by and among Lone Star Industries, Inc., its subsidiary, New York Trap Rock Corporation, and The
CIT Group/Business Credit, Inc.

		11.	Computation of earnings per common share.

	(b)  Reports on Form 8-K

		No Report on Form 8-K was filed during the quarter for which this Report is filed.






                            SIGNATURES



	Pursuant to the requirements of the Securities Exchange Act of 1934, Lone Star Industries, Inc. has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

							LONE STAR INDUSTRIES, INC.



Date: May 12, 1995				By:    JOHN S. JOHNSON
							       John S. Johnson
							   Vice President, General
							    Counsel and Secretary



Date: May 12, 1995				By:  WILLIAM E. ROBERTS
							     William E. Roberts
							    Vice President, Chief
							      Financial Officer,
							   Controller and Treasurer










	INDEX OF EXHIBITS TO QUARTERLY REPORT ON
	FORM 10-Q FOR THE QUARTERLY PERIOD
	ENDING MARCH 31, 1995
	OF LONE STAR INDUSTRIES, INC.


Item
 No.



1)	     4C(i)	First Amendment dated as of March 24, 1995 to
Financing Agreement dated as of April 13, 1994 by and among Lone Star Industries, Inc., its subsidiary, New York Trap Rock Corporation, and The
CIT Group/Business Credit, Inc.

2)		11.	Computation of earnings per common share.











									Exhibit 4C(i)


FIRST AMENDMENT
TO
FINANCING AGREEMENT




	First Amendment, dated as of March 24, 1995 to the Financing Agreement, dated as of April 13, 1994 (the "Financing
Agreement"), by and among Lone Star Industries, Inc., a Delaware corporation ("LSI") and New York Trap Rock Corporation, a
Delaware corporation ("Trap Rock" and together with LSI, each a "Company" and collectively, the "Companies") and The CIT
Group/Business Credit, Inc. (the "Lender").

	The Companies and the Lender desire to (i) increase the amount of capital expenditures permitted to be made by the Companies during 1995, (ii) decrease the interest rates to be charged on Revolving Loans pursuant to the Financing Agreement,
(iii) permit certain additional Restricted Payments (as defined in the Financing Agreement), and (iv) amend certain other terms and conditions of the Financing Agreement, in each case on the terms and conditions hereinafter set forth. Accordingly, the Companies and the Lender hereby agree as follows:

	1.	Definitions.  All capitalized terms used herein and not
otherwise defined herein are used herein as defined in the Financing Agreement.

	2.	New Definitions.  The following definitions of the
terms "Carry Over Net Income (Loss)" and "Net Income (Loss)"are hereby added to Section 1.1 of the Financing Agreement:


		"'Carry Over Net Income (Loss)' shall mean for any fiscal year of LSI commencing after December 31, 1995, the difference between (i) the aggregate Net Income
(Loss) of LSI and its Consolidated Subsidiaries for the period commencing with the short fiscal year beginning on the effective Date and ending December 31, 1994 and ending at the end of the second immediately preceding fiscal year and (ii) the amount equal to the product of
(A) 2 and (B) the aggregate amount of Restricted
Payments made pursuant to clause (iii) of Section
7.14(h) of the Financing Agreement.

		"'Net Income (Loss)' shall mean, for each fiscal year of LSI, the net income (or loss) of LSI and its Consolidated Subsidiaries after income taxes for such period, but excluding any extraordinary gains and losses, all computed and consolidated in accordance with GAAP applied on a basis consistent with the prior fiscal year."

	3.	Restricted Payments.  Section 7.14(h) of the Financing
Agreement is hereby amended by (i) deleting the word "and" at the end of subclause (i) thereof and substituting in lieu thereof "," and (ii) adding the following at the end of subclause (ii) of
Section 7.14(h):

	"and (iii) LSI may make additional Restricted Payments in any fiscal year in an amount not to exceed the lessor of: (A) 50% of the sum of (x) the Carry Over Net
Income (Loss) and (y) the Net Income of LSI and its
Consolidated Subsidiaries for the immediately preceding fiscal year of LSI and (B) $10,000,000, provided, further, that (1) both immediately before and after giving effect to such Restricted Payment made pursuant to this clause (iii), no Potential Default or Event of Default has occurred and is continuing and (2) any Carry Over Net Income added pursuant to subclause
(A)(x) above shall not exceed $5,000,000 for any fiscal year."

	4.	Capital Expenditures.  Section 7.15 of the Financing
Agreement is hereby amended by deleting the amount "$33,000,000" in subclause B of clause (ii) thereof and substituting in lieu thereof "$50,000,000".

	5.	Interest Rates.  Section 8.1(a) of the Financing
Agreement is hereby amended by (i) deleting the phrase "one and one quarter percent (1-1/4%) in clause (i) thereof and substituting in lieu thereof "one percent (1%)" and (ii) deleting the phrase "three percent (3%)" in clause (ii) thereof and substituting in lieu thereof "two and three quarters percent (2-3/4%)".

	6.	Conditions to Effectiveness.  This Amendment shall
become effective only upon satisfaction in full of the following conditions precedent (the first date upon which all such conditions have been satisfied being herein called the "Effective
Date"):

		(i)	The Lender shall have received counterparts of
this Amendment which bear the signatures of Companies.

		(ii)	All legal matters incident to this Amendment shall
be satisfactory to the Lender and its Counsel.

	7.	Representations and Warranties.  Each of the Companies
represents and warrants to the Lender as follows:

		(a)	Each Company (i) is a corporation duly organized,
validly existing and in good standing under the laws of the State of Delaware and (ii) has all requisite corporate power, authority and legal right to execute, deliver and perform this Amendment, and to perform the Financing Agreement, as amended hereby.

		(b)	The execution, delivery and performance by the
Companies of this Amendment and the performance by the Companies of the Financing Agreement as amended hereby (i) have been duly authorized by all necessary corporate action, (ii) do not and will not violate or create a default under either Company's charter or by-laws, any such applicable law or any contractual restriction binding on or otherwise affecting either Company or any of such Company's properties, and (iii) except as provided in the Loan Documents, do not and will not result in or require the creation of any lien, security interest or other charge or encumbrance upon or with respect to either Company's property.

		(c)	No authorization or approval or other action by,
and no notice to or filing with, any Governmental Authority or other regulatory body is required in connection with the due execution, delivery and performance by the Companies of the Financing Agreement as amended hereby.

		(d)	This Amendment and the Financing Agreement, as
amended hereby, constitute the legal, valid and binding obligations of the Companies, enforceable against the Companies in accordance with their terms.

		(e)	The representations and warranties contained in
Section 6 of the Financing Agreement are correct on and as of the Effective Date as though made on and as of the Effective Date
(except to the extent such representations and warranties expressly relate to an earlier date), and no Event of Default or Potential Default, has occurred and is continuing on and as of the Effective Date.

	8.	Continued Effectiveness of Financing Agreement.  Each
of the Companies hereby (i) confirms and agrees that each Loan Document to which it is a party is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects except that on and after the Effective Date of this Amendment all references in any such Loan Document to "the
Financing Agreement", "thereto", "thereof", "thereunder" or words of like import referring to the Financing Agreement shall mean the Financing Agreement as amended by this Agreement, and (ii) confirms and agrees that to the extent that such Loan Document purports to assign or pledge to the Lender, or to grant to the Lender a security interest in or lien on, any collateral as security for the Obligations of the Companies from time to time existing in respect of the Financing Agreement and the Loan Documents, such pledge, assignment and/or grant of the security interest or lien is hereby ratified and confirmed in all respects.

	9.	Miscellaneous.

		(a)	This Amendment may be executed in any number of
counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

		(b)	Section and paragraph headings herein are included
for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

		(c)	This Amendment shall be governed by, and construed
in accordance with the laws of the State of New York.

		(d)	The Companies will pay on demand all fees, costs
and expenses of the Lender in connection with the preparation, execution and delivery of this Amendment, including, without limitation, the reasonable fees, disbursements and other charges of Schulte Roth & Zabel, counsel to the Lender.

	IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

						COMPANIES


						LONE STAR INDUSTRIES, INC.



						By:     William E. Roberts
						Title:         VP








						NEW YORK TRAP ROCK CORPORATION



						By:     William E. Roberts
						Title:         VP


						LENDER

						THE CIT GROUP/BUSINESS CREDIT, INC.



						By:       Frank Grimaldi
						Title:        AVP








                                                                   EXHIBIT 11

LONE STAR INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Earnings Per Common Share(Unaudited)
(In Thousands Except Per Share Amounts)


                                                 Successor       Predecessor
                                                  Company          Company

                                               For the Three  | For the Three
                                               Months Ended   | Months Ended
                                               March 31, 1995 | March 31, 1994
                                                              |
PER SHARE OF COMMON STOCK - PRIMARY                           |
                                                              |
Loss before preferred dividends..................  $  (5,082) |     $ (23,118)
 Less: Provisions for preferred dividends........       -     |         1,278
Net loss applicable to common stock..............  $  (5,082) |     $ (24,396)
                                                              |
Weighted average shares outstanding during period     12,067  |         n/m(2)
Net loss per common share........................  $   (0.42) |         n/m(2)
                                                              |
PER SHARE OF COMMON STOCK ASSUMING FULL DILUTION              |
                                                              |
Loss before preferred dividends..................  $  (5,082) |    $  (23,118)
  Plus: Net interest expense reduction (1).......        589  |          -
Net loss.........................................  $  (4,493) |    $  (23,118)
                                                              |
Common shares outstanding at beginning of period.     12,000  |         n/m
Exercise of options..............................         70  |          -
Conversion of $13.50 preferred shares outstanding             |
 at beginning of period..........................       -     |         n/m
Conversion of $4.50 preferred shares outstanding              |
 at beginning of period..........................       -     |         n/m
Options and warrants in excess of 20% limit (1)..      2,225  |         n/m
                                                              |
Fully diluted shares outstanding.................     14,295  |         n/m(2)
                                                              |
Net loss per common share assuming full                       |
 dilution (3)....................................  $   (0.31) |         n/m(2)


(1)	Due to the fact that the company's aggregate number of common stock equivalents is in excess of 20% of its outstanding common stock, fully diluted earnings per share has been calculated using the modified treasury stock method for the three months ended March 31, 1995.

(2) Earning per share for the three months ended March 31, 1994 are not meaningful due to reorganization and revaluation entries and the issuance of 12 million shares of new common stock. Earnings per share amounts for the Successor Company are not comparable to those of the Predecessor Company.

(3) The computation of fully diluted earnings per share submitted herein is in accordance with Regulation S-K item 601 (b)(11) although it is contrary to Paragraph 40 of APB Opinion No. 15 because it produces anti-dilutive results.